Exhibit 99.1

DOMINION DIAMOND CORPORATION
(THE “CORPORATION”)

SPECIAL MEETING (THE “MEETING”) OF THE SHAREHOLDERS
OF THE CORPORATION (THE “SHAREHOLDERS”)
HELD ON TUESDAY, SEPTEMBER 19, 2017
IN CALGARY, ALBERTA

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matter voted upon, and the outcome of voting, at the Meeting is as follows:

Approval of the Special Resolution (the “Arrangement Resolution”)

The Arrangement Resolution as set forth in Appendix “B” of the Management Information Circular of the Corporation dated August 15, 2017 to, among other things, approve the arrangement under section 192 of the Canada Business Corporations Act of the Corporation, pursuant to the arrangement agreement dated July 15, 2017 by and between the Corporation and Northwest Acquisitions ULC, was approved by the Shareholders by a vote held by ballot, as follows:

	NUMBER AND PERCENTAGE OF COMMON SHARES OF THE CORPORATION REPRESENTED IN PERSON OR BY PROXY AND ENTITLED TO VOTE AT THE MEETING THAT WERE VOTED FOR THE ARRANGEMENT RESOLUTION	NUMBER AND PERCENTAGE OF COMMON SHARES OF THE CORPORATION REPRESENTED IN PERSON OR BY PROXY AND ENTITLED TO VOTE AT THE MEETING THAT WERE VOTED AGAINST THE ARRANGEMENT RESOLUTION
Approval by a majority of not less than two-thirds of the votes cast by Shareholders:	57,333,505 (99.32%)	393,449 (0.68%)

DATED this 19th day of September, 2017.

DOMINION DIAMOND CORPORATION

Jill Rowe, Corporate Secretary